TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Company”)

Annual General Meeting of Shareholders

held on

February 27, 2014

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Of the proxies received, the following shares were voted For/Withheld:

1.

Election of Directors

The following were the results of the election of directors of the Company:

Name of Nominee

Votes For

%

Votes Withheld

James Sinclair

25,914,805

94.72

1,444,107

Joseph Kahama

25,504,834

93.22

1,855,078

Norman Betts

26,786,744

97.91

573,168

William Harvey

18,605,183

68.00

8,753,729

Rosalind Morrow

17,906,961

65.45

9,452,951

Abdulkarim Mruma

27,133,039

99.17

226,873

Ulrich Rath

17,577,698

64.25

9,781,214

2.

Appointment of Auditors

The following were the results to appoint Ernst & Young  LLP as auditors of the Company and authorizing the Directors to fix auditor’s remuneration:

Votes For

%

Votes Withheld

53,725,287

97.90

1,153,937

TANZANIAN ROYALTY EXPLORATION CORPORATION

“Helen Hansen”

Helen Hansen, Corporate Secretary

1